

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 29, 2008

Mr. Michael Inglese
Chief Financial Officer
Aircastle Limited
300 First Stamford Place
5th Floor
Stamford, CT 06902

RE: Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the period ended March 31, 2008
File No. 1-32959

Dear Mr. Inglese:

We have limited our review to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Consolidated Statements of Cash Flows, page F-5

2. Please address the appropriateness of including the changes in maintenance payments (i.e. payments received from your lessees net of reimbursements to the lessee upon the receipt of evidence of qualifying maintenance work) within your cash flows from operating activities. In this regard, we note that this activity generally does not impact your results of operations. Paragraph 21 of SFAS 95 indicates that cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Please address the need to reflect these maintenance payments as financing cash inflow and outflow based on the provisions of SFAS 95.

Note 1 – Summary of Significant Accounting Policies, page F-7

Principles of Consolidation, page F-7

3. We note that you consolidate two variable interest entities, ACS Ireland and ACS Ireland 2. Please expand the notes to your financial statements to address the disclosure requirements set forth in paragraphs 23 through 26 of FIN 46R, as applicable.

Flight Equipment Held for Lease, page F-8

4. Please enhance your disclosure to more clearly describe how you determine the fair value of attached leases. Please also disclose the amount of the resulting lease premiums or discounts for each period presented.

Note 13 – Commitments and Contingencies, page F-27

5. We note that you acquired 28 aircraft in 2007 and will acquire seven additional
    aircraft in 2008 and one in 2009 related to the GAIF Acquisition Agreement.
    Based on your disclosures, we assume that you have deemed this transaction to be
    an acquisition of assets rather than an acquisition of a business such that pro
    forma financial information and Rule 3-05 financial statements were not required.
    The disclosure in your Item 1.01 Form 8-K dated January 25, 2007 indicates that
    many of these aircraft were under lease. Rule 11-01(d) states that the term
    business should be evaluated in light of the facts and circumstances involved and
    whether there is sufficient continuity of an acquired entity's operations. With
    reference to the criteria set forth in Rule 11-01(d) of Regulation S-X please
    address how you reached the conclusion that this transaction was not the
    acquisition of a business.

                              *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief